SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 1
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

HIGHPOWER INTERNATIONAL, INC.
(Name of Issuer)

Highpower International, Inc.
HPJ Parent Limited
HPJ Merger Sub Corp.
Dang Yu Pan
Advance Pride International Limited
Wen Liang Li
Wen Wei Ma
Essence International Financial Holdings Limited
Essence International Financial Holdings (Hong Kong) Limited
Essence International Advanced Products and Solutions SPC
Essence International Capital Limited
Essence Asset Management (Hong Kong) Limited
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

43113X101
(CUSIP Number of Class of Securities)

Shengbin Pan Chief Financial Officer Highpower International, Inc. Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen, Guangdong, 518111 People’s Republic of China (86) 755-89686238
Haoyi Yang
Director
Essence International Financial Holdings Limited
Essence International Financial Holdings (Hong Kong) Limited
Essence International Advanced Products and Solutions SPC
Essence International Capital Limited
Jingbo Li
Director
Essence Asset Management (Hong Kong) Limited
39/F, One Exchange Square, Central
Hong Kong
(852) 2213 1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:
Katherine J. Blair, Esq. Manatt, Phelps & Phillips, LLP 11355 W. Olympic Blvd. Los Angeles, California 90064 (310) 312-4000	Mark D. Wood, Esq. Thomas F. Lamprecht, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, Illinois 60661 (312) 902-5200	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5700
Ke Zhu, Esq. O’Melveny & Myers LLP AIA Central 31st Floor Connaught Road Central Hong Kong S.A.R. 852-3512-2300	Jie Jeffrey Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West Shanghai, 200040 People’s Republic of China 86-21-6109-7000

This statement is filed in connection with (check the appropriate box):
☒
The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer.

☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$75,673,661.36	$9,171.65
*
Set forth the amount on which the filing fee is calculated and state how it was determined.

*
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of  $9,171.65 was determined by multiplying 0.0001212 by the aggregate merger consideration of $75,673,661.36. The aggregate merger consideration was calculated as the sum of  (i) the product of  (a) 15,690,605 outstanding shares of common stock (including shares of restricted stock) as of September 5, 2019 to be acquired in the Merger, multiplied by (b) the per share merger consideration of  $4.80, plus (ii) the product of  (x) 689,008 shares of common stock underlying outstanding employee stock options with an exercise price of less than $4.80 per share, multiplied by (y) 0.52, representing the difference between the $4.80 per share merger consideration and the $4.28 weighted average exercise price of such options.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $9,171.65
Form or Registration No.: Schedule 14A and Amendment No. 1 thereto
Filing Party: Highpower International, Inc.
Dates Filed: August 14, 2019 ($9,170.67) and September 11, 2019 ($0.98)

Introduction
This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Highpower International, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.0001 per share (“Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) HPJ Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (iii) HPJ Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Mr. Dang Yu (George) Pan, an individual and Chairman of the Board of Directors (the “Board”), Chief Executive Officer and a stockholder of the Company, (v) Advance Pride International Limited, a British Virgin Islands company 100% owned by Mr. Pan (“Advance Pride”), (vi) Mr. Wen Liang Li, an individual and director and stockholder of the Company, (vii) Mr. Wen Wei Ma, an individual, employee and stockholder of the Company, (viii) Essence International Financial Holdings Limited, a company incorporated in Hong Kong, (ix) Essence International Financial Holdings (Hong Kong) Limited, a company incorporated in Hong Kong (“Essence International Financial”), (x) Essence International Advanced Products and Solutions SPC, a segregated portfolio company incorporated in the Cayman Islands, (xi) Essence International Capital Limited, a company incorporated in Hong Kong, and (xii) Essence Asset Management (Hong Kong) Limited, a company incorporated in Hong Kong.
On June 28, 2019, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to, and upon the terms and conditions contained in, the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended proxy statement (the “Proxy Statement”) pursuant to Regulation 14A of the Exchange Act relating to a special meeting of the stockholders of the Company at which the holders of Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement by the affirmative vote of the holders of  (i) at least a majority of the outstanding shares of Common Stock entitled to vote thereon and (ii) at least a majority of the outstanding shares of Common Stock entitled to vote thereon held by stockholders, other than shares of Common Stock held by Messrs. Pan (directly and indirectly through Advance Pride), Liang Li or Ma, or Essence International Financial or any of their respective affiliates, are conditions to the consummation of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i), and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.
Under the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger (other than Excluded Shares (as hereinafter defined) and shares held by any of the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law (“Dissenting Stockholders”)) will be converted into the right to receive $4.80 in cash, without interest, less any applicable withholding taxes (the “Per Share Merger Consideration”), whereupon all such shares will be automatically canceled upon the conversion thereof and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the Per Share Merger Consideration. Shares of Common Stock held by (i) Messrs. Pan, Liang Li or Ma, including any of their respective affiliates (which shares will be contributed to Parent prior to the Merger), (ii) Parent, the Company or any of their respective subsidiaries (such shares held by the persons listed in (i) or (ii), collectively, the “Excluded Shares”) or (iii) the Dissenting Stockholders will not be entitled to receive the Per Share Merger Consideration.
Each option to purchase shares of Common Stock (each, a “Company stock option”), whether vested or unvested and whether with an exercise price per share that is greater or less than or equal to $4.80, that is outstanding immediately prior to the date when the certificate of merger with respect to the Merger is accepted by the Secretary of State of the State of Delaware, or at such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the certificate of merger (such date, the “Effective Time”), will be canceled and converted into the right to receive, on the next regularly scheduled employee payroll date in the jurisdiction of the holder of such Company stock option, an amount in cash equal to the excess, if any, of the Per Share Merger Consideration over the exercise price per share of the Company stock option. If the per share exercise price of any Company stock option is equal to or greater than the Per Share Merger Consideration, then such Company stock option will be cancelled at the closing of the Merger without the right to receive any consideration therefor.
Each restricted share of Common Stock granted pursuant to an incentive award that is outstanding immediately prior to the Effective Time, whether vested or unvested, other than any such shares included in the Rollover Shares (as defined below), will be canceled and converted into the right to receive the Per Share Merger Consideration.
As of September 11, 2019, Messrs. Pan, Liang Li and Ma, including, with respect to Mr. Pan, directly and indirectly through Advance Pride, owned, in the aggregate, 5,050,257 shares of Common Stock (including 23,750 shares of restricted stock) (the “Rollover Shares”), or approximately 32.5% of the total number of outstanding shares of Common Stock, and have agreed with Parent to contribute to Parent, immediately prior to the consummation of the Merger, all of the Rollover Shares in exchange for direct or indirect equity interests in Parent.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.
All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure contained in, or incorporated by reference into, this Transaction Statement concerning any other Filing Person.
Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
Item 2.   Subject Company Information
(a) Name and Address.   The Company’s name, and the address and telephone number of its principal executive offices are as follows:
Highpower International, Inc.
Building A1, 68 Xinxia Street, Pinghu, Longgang,
Shenzhen, Guangdong, 518111
People’s Republic of China
Telephone: (86) 755-89686238

(b) Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Record Date and Quorum”
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Security Ownership of Certain Beneficial Owners and Management”
(c) Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Market Price of the Common Stock and Dividend Information”
(d) Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“THE MERGER AGREEMENT — Conduct of Business Prior to Closing”
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Market Price of the Common Stock and Dividend Information”
(e) Prior Public Offerings.   Not applicable.
(f) Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Transactions in Common Stock; Related Party Transactions”
Item 3.   Identity and Background of Filing Person
(a) Name and Address.   Highpower International, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Parties Involved in the Merger”
“THE PARTIES INVOLVED IN THE MERGER”
“IMPORTANT INFORMATION REGARDING HIGHPOWER”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BUYER GROUP”
(b) Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“THE PARTIES INVOLVED IN THE MERGER”
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Company Background”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BUYER GROUP”
(c) Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Company Background”
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Directors and Executive Officers”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BUYER GROUP”

Item 4.   Terms of the Transaction
(a) Material Terms.
(1) Tender Offers.   Not applicable.
(2) Mergers or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS — Anticipated Accounting Treatment of the Merger”
“SPECIAL FACTORS — Payment of the Per Share Merger Consideration and Surrender of Stock Certificates”
“THE SPECIAL MEETING — Required Vote”
“THE MERGER AGREEMENT — Exchange Procedures”
“THE MERGER AGREEMENT — Treatment of Company Stock Options and Company Restricted Shares”
“THE MERGER AGREEMENT — Per Share Merger Consideration”
“THE MERGER AGREEMENT — Conditions to the Merger”
(c) Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Financing for the Merger and Limited Guarantee”
“SPECIAL FACTORS — Rollover Agreement”
“SPECIAL FACTORS — Interim Investors Agreement”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT — Exchange Procedures”
(d) Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Appraisal Rights”
“RIGHTS OF APPRAISAL”
ANNEX C — SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(e) Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”
(f) Eligibility for Listing or Trading.   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a) Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Financing for the Merger and Limited Guarantee”
“SPECIAL FACTORS — Rollover Agreement”
“SPECIAL FACTORS — Interim Investors Agreement”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BUYER GROUP”
ANNEX A — AGREEMENT AND PLAN OF MERGER
(b) – (c) Significant Corporate Events; Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
ANNEX A — AGREEMENT AND PLAN OF MERGER
(e) Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Financing for the Merger and Limited Guarantee”
“SPECIAL FACTORS — Rollover Agreement”
“SPECIAL FACTORS — Interim Investors Agreement”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“THE SPECIAL MEETING — Required Vote”
“THE MERGER AGREEMENT”
ANNEX A — AGREEMENT AND PLAN OF MERGER
Item 6.   Purposes of the Transaction, and Plans or Proposals
(b) Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of Our Common Stock”
“SPECIAL FACTORS — Payment of the Per Share Merger Consideration and Surrender of Stock Certificates”
“THE MERGER AGREEMENT — Per Share Merger Consideration”
“THE MERGER AGREEMENT — Treatment of Company Stock Options and Company Restricted Shares”
“THE MERGER AGREEMENT — Exchange Procedures”
ANNEX A — AGREEMENT AND PLAN OF MERGER
(c)(1) – (8) Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Financing for the Merger and Limited Guarantee”
“SPECIAL FACTORS — Rollover Agreement”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of Our Common Stock”
“THE MERGER AGREEMENT — Structure and Consummation of the Merger”
“THE MERGER AGREEMENT — Per Share Merger Consideration”
“THE MERGER AGREEMENT — Conduct of Business Prior to Closing”
“THE MERGER AGREEMENT — Treatment of Company Stock Options and Company Restricted Shares”
ANNEX A — AGREEMENT AND PLAN OF MERGER

Item 7.   Purposes, Alternatives, Reasons and Effects
(a) Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
(b) Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
(c) Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“THE MERGER AGREEMENT — Exchange Procedures”
(d) Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Financing for the Merger and Limited Guarantee”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“THE MERGER AGREEMENT — Structure and Consummation of the Merger”
“THE MERGER AGREEMENT — Per Share Merger Consideration”
“THE MERGER AGREEMENT — Treatment of Company Stock Options and Company Restricted Shares”
“THE MERGER AGREEMENT — Exchange Procedures”
“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”
“APPRAISAL RIGHTS”
ANNEX A — AGREEMENT AND PLAN OF MERGER
ANNEX C — SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
Item 8.   Fairness of the Transaction
(a) – (b) Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Opinion of ROTH Capital Partners”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
ANNEX B — OPINION OF ROTH CAPITAL PARTNERS
The presentation dated June 26, 2019, prepared by ROTH Capital Partners and reviewed by the special committee of the Board (the “Special Committee”) is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.
(c) Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“THE SPECIAL MEETING — Record Date and Quorum”
“THE SPECIAL MEETING — Required Vote”
“THE MERGER AGREEMENT — Conditions to the Merger”
ANNEX A — AGREEMENT AND PLAN OF MERGER

(d) Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”
(e) Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Interest of the Company’s Directors and Executive Officers in the Merger”
“THE SPECIAL MEETING — Recommendation of the Board of Directors and Special Committee”
(f) Other Offers.   Not applicable.
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Opinion of ROTH Capital Partners”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
ANNEX B — OPINION OF ROTH CAPITAL PARTNERS
The presentation dated June 26, 2019, prepared by ROTH Capital Partners and reviewed by the Special Committee of the Company is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.
The report, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative thereof who has been so designated in writing.
Item 10.   Source and Amounts of Funds or Other Consideration
(a) – (b), (d) Source of Funds; Conditions; Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Financing for the Merger and Limited Guarantee”
“SPECIAL FACTORS — Rollover Agreement”
“THE MERGER AGREEMENT — Financing Assistance”

(c) Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Fees and Expenses”
“THE MERGER AGREEMENT — Termination Fees”
Item 11.   Interest in Securities of the Subject Company
(a) Securities Ownership.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Security Ownership of Certain Beneficial Owners and Management”
(b) Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING HIGHPOWER — Transactions in Common Stock; Related Party Transactions”
Item 12.   The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Rollover Agreement”
“SPECIAL FACTORS — Interim Investors Agreement”
“THE SPECIAL MEETING — Required Vote”
(e) Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Position of the Buyer Group as to Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS — Rollover Agreement”
“SPECIAL FACTORS — Interim Investors Agreement”

Item 13.   Financial Statements
(a) Financial Information.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE PARTIES INVOLVED IN THE MERGER — Highpower International, Inc.”
ANNEX D — ANNUAL REPORT ON FORM 10-K FOR YEAR ENDED DECEMBER 31, 2019
ANNEX E — QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2019
The Company’s audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated by reference into the Transaction Statement from the Company’s Form 10-K for the fiscal year ended December 31, 2018 and the Company’s Form 10-Q for the quarter ended June 30, 2019.
Our net book value per share as of June 30, 2019 was approximately $5.28 (calculated based on 15,567,953 shares outstanding as of such date).
Information incorporated herein by reference to the Form 10-K and the Form 10-Q has been filed by the Company with the SEC. You may access these reports, statements or other information through the SEC’s Internet site at www.sec.gov.
(b) Pro Forma Information.   Not applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
“THE SPECIAL MEETING — Solicitation of Proxies”
“THE SPECIAL MEETING — Additional Assistance”
Item 15.   Additional Information
(b) Golden Parachute Compensation.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS — Interests of Certain Persons in the Merger — Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions”
(c) Other Material Information.   The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.   Exhibits
(a)(2)(i)	Preliminary Proxy Statement of Highpower International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).
(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(2)(v)	Press Release issued by Highpower International. Inc., dated June 28, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 28, 2019).
(c)(1)	Opinion of ROTH Capital Partners, LLC, dated June 26, 2019 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)*	Presentation of ROTH Capital Partners to the Special Committee of the Company, dated June 26, 2019.
(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2019, by and among HPJ Parent Limited, HPJ Merger Sub Corp. and Highpower International, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)*	Equity Contribution and Voting Agreement, dated as of June 28, 2019, by and among HPJ Parent Limited, Dang Yu Pan, Dang Yu Pan (indirectly through Advance Pride International Limited), Wen Liang Li and Wen Wei Ma.
(d)(3)*	Limited Guarantee, dated as of June 28, 2019, between Essence International Capital Limited in favor of Highpower International. Inc.
(d)(4)*	Interim Investors Agreement, dated as of June 28, 2018, by and among HPJ Parent Limited, HPJ Merger Sub Corp., Essence International Capital Limited, Dang Yu Pan, Wen Liang Li and Wen Wei Ma.
(d)(5)*	Equity Commitment Letter, dated as of June 28, 2019, by Essence International Capital Limited in favor of HPJ Parent Limited
(d)(6)	Equity Commitment Letter, dated as of September 11, 2019, by Essence International Advanced Products and Solutions SPC, acting on behalf of Essence Growth Company Fund SP, in favor of of HPJ Parent Limited
(d)(7)	Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.
(d)(8)	Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.
(d)(9)	Subscription Agreement by and among Essence International Products & Solutions Limited, Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.
(d)(10)	Subscription Agreement by and between Essence International Capital Limited and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.
(d)(11)	Private Placement Memorandum relating to the Portfolio, dated as of September 2019.
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

*
Previously filed by this Transaction Statement on August 14, 2019.

SIGNATURE
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of September 11, 2019
HIGHPOWER INTERNATIONAL, INC.
By: /s/ Shengbin Pan Name: Shengbin Pan Title: Chief Financial Officer
HPJ PARENT LIMITED
By: /s/ Dang Yu Pan Name: Dang Yu Pan Title: Director
HPJ MERGER SUB CORP.
By: /s/ Dang Yu Pan Name: Dang Yu Pan Title: Director
DANG YU PAN
By: /s/ Dang Yu Pan Name: Dan Yu Pan
ADVANCE PRIDE INTERNATIONAL LIMITED
By: /s/ Dang Yu Pan Name: Dang Yu Pan Title: Director
WEN LIANG LI
By: /s/ Wen Liang Li Name: Wen Liang Li
WEN WEI MA
By: /s/ Wen Wei Ma Name: Wen Wei Ma
ESSENCE INTERNATIONAL CAPITAL LIMITED
By: /s/ Haoyi Yang Name: Haoyi Yang Title: Director
Essence International Financial Holdings LIMITED
By: /s/ Haoyi Yang Name: Haoyi Yang Title: Director

Essence International Financial Holdings (Hong Kong) Limited
By: /s/ Haoyi Yang Name: Haoyi Yang Title: Director
Essence International Advanced Products and Solutions SPC
By: /s/ Haoyi Yang Name: Haoyi Yang Title: Director
Essence Asset Management (Hong Kong) Limited
By: /s/ Jingbo Li Name: Jingbo Li Title: Director